EXHIBIT 4.(b)(11)

São Paulo, August 8th, 2016

To
Casino, Guichard-Perrachon
148, rue de l’Université
75007 Paris

Attn: Jean-Charles Naouri

RE: Project Delphes – Commitment letter

Dear Sirs,

We hereby inform you that, on this date, the Board of Directors of Companhia Brasileira de Distribuição (“Company”) has unanimously resolved that the Company (i) shall cause its voting rights to be exercised at any shareholders meeting of Cnova N.V. (“Cnova”) in favor of the reorganization between Via Varejo S.A. and the Brazilian subsidiary of Cnova, Cnova Comércio Eletrônico S.A., as agreed under Reorganization Agreement; and (ii) will not tender any of its Cnova shares, held directly or indirectly, in the cash tender offers that Casino, Guichard-Perrachon has undertaken to launch for the ordinary shares of Cnova upon completion of the reorganization (the “Tender Offers”), nor to dispose of or transfer, directly or indirectly, Shares in any other manner or through any other instrument, in particular any derivative instruments, until the end of the Tender Offers. CBD will stand alongside and cooperate with CGP in the subsequent squeeze-out procedure, if any, aimed at having Casino obtain the shares of the remaining Cnova minority shareholders, for the avoidance of doubt excluding CBD shares.

Finally, we reiterate our agreement to all the terms of the letter agreement that CGP and CBD have executed, whereby CGP takes certain commitments vis-à-vis CBD in relation to their future relationships as shareholders of Cnova.

Yours sincerely,

/s/ Ronaldo Iabrudi

Companhia Brasileira de Distribuição
Ronaldo Iabrudi
Chief Executive Officer